

Mail Stop 3720

October 26, 2009

Mr. Steven Stowell
Chief Financial Officer
Options Media Group Holdings, Inc.
125 NW 13th Street, Suite 300
Boca Raton, FL 33432

>   **Re: Options Media Group Holdings, Inc.**
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed October 16, 2009**
>   **File No. 333-147245**

Dear Mr. Stowell:

We have reviewed your revised filing and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended December 31, 2008

Item 15. Exhibits, Financial Statement Schedules, page 20

1. We note your inclusion of a disclaimer regarding the accuracy of the information in agreements included as exhibits to your filing. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be

sufficient when you are aware of material contradictory information. In future filings, please revise your disclosure to include a clear statement of the company's disclosure obligations with respect material contradictory information. In addition, in future filings please remove the clause that states that the representations and warranties in the agreements may be qualified by reference to confidential disclosures. The company's obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit to the Form 10-K.

In general, cautionary language should be limited to statements of fact. Please either specifically identify which representations and warranties apply a standard of materiality in a way that is different from what may be viewed as material under federal securities laws or delete such references in future filings.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director